

March 3, 2010

Via Facsimile and U.S. Mail
Lisa R. Haddad, Esq.
Goodwin Procter LLP
53 State Street
Boston, Massachusetts 02109

> **Re:** **Global Med Technologies, Inc.**
> **Schedule TO-T filed by Atlas Acquisition Corp and Haemonetics**
> **Corporation**
> **Amendment No. 1 to Schedule TO-T filed by Atlas Acquisition Corp and**
> **Haemonetics Corporation**
> **Filed February 19 and 25, 2010**
> **File No. 5-54591**

Dear Ms. Haddad:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T

Contacts and Transactions with Global Med; Background of the Offer, page17

1.      Consistent with the requirements of Item 5 of Schedule TO and corresponding Item 1005 of Regulation M-A, please revise to provide a more detailed account of the negotiations that occurred with respect to the $1.22 offer price per share. We note, for example, the

general reference to "valuation" discussions amongst the parties on January 7, 2010.  In addition, if applicable, please revise to provide a more detailed description of whether knowledge of alternative and potentially competing transactions, factored into the negotiations of the offer price.

Section 14.  Certain Conditions of the Offer, page 37

2.      A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In that regard, we refer to conditions in paragraphs (e) and (f).  It would appear that determination of whether Global Med had materially breached the agreement would be determined in the bidders' sole discretion and without qualification to any standard of reasonablenesss.  Similarly, determination of whether a Seller Material Adverse Effect had occurred appears be an unqualified determination left to the sole discretion of the bidders.   Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e).  Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

3.      Please refer to the last paragraph of this section relating to the bidders' ability to assert or waive the conditions in whole or in part "at any time and from time to time in [y]our sole discretion, in each case, subject to the terms of the Merger Agreement…"  Please revise to clarify that all conditions, other than that of government approvals, must be satisfied or waived prior to the expiration of the offer.

4.      Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

5.      We refer to language regarding the bidders' failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the bidders' understanding in your response letter.

\*　　\*　　\*

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions